Exhibit 99.2

July 15, 2015

To	To

Israel Securities Authority	Tel Aviv Stock Exchange Ltd.

Via fair disclosure electronic system (MAGNA)	Via fair disclosure electronic system (MAGNA)

Dear Sir, Madam,

Re: Gazit-Globe Ltd. (the “Company”)—Immediate Report regarding Completion of the Acquisition of Sektor

Gruppen AS (“Sektor”) by our Fully-Consolidated Subsidiary Citycon Oyj. (“CTY”)1

Further to the Company’s earlier immediate reports regarding the acquisition of Sektor by CTY and its rights offering to finance such acquisition, the Company is pleased to report that on July 14, 2015, CTY announced the closing of its acquisition of Sektor for total consideration of approximately Euro 1.467 billion (approximately NIS 6.1 billion), of which approximately Euro 540 million (approximately NIS 2.2 billion) was in cash, subject to adjustment based on Sektor’s updated, revised consolidated balance sheet following closing, and by means of the assumption and redemption of Sektor’s outstanding debt.

For additional details, please see Exhibit 99.1 to the Company’s Current Reports on Form 6-K that were furnished by the Company to the Securities and Exchange Commission on May 26, 2015, June 4, 2015, June 16, 2015, July 8, 2015, and July 14, 2015, which are all incorporated herein by reference.

Forward Looking Statements:

This release may contain forward-looking statements within the meaning of applicable securities laws. In the United States, these statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such statements involve a number of known and unknown risks and uncertainties, many of which are outside our control, that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks detailed in our public filings with the SEC and the Canadian Securities Administrators. Except as required by applicable law, we undertake no obligation to update any forward-looking or other statements herein, whether as a result of new information, future events or otherwise.

Kind regards,

Gazit-Globe, Ltd.

[1]	A company traded on the Helsinki Stock Exchange in which the Company holds 42.83% of its issued and outstanding share capital and voting rights.